

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 7, 2010

Mr. Isaac H. Sutton
President and Chief Executive Officer
SavWatt USA Inc.
6801 Eastern Avenue, Suite 203
Baltimore, MD 21224

Re: SavWatt USA Inc., formerly Ludvik Capital, Inc.
        Preliminary Information Statement on Schedule 14C
        Filed May 6, 2010
        File No. 0-52402

Dear Mr. Sutton:

        We have completed our review of the preliminary information statement and related
revised preliminary information statements on Schedule 14C and have no further comments at
this time.

                                        Very truly yours,

                                        Pamela A. Long
                                        Assistant Director